UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Medallion Financial Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Kenneth Orr

KORR Acquisitions Group, Inc.

Suite 305, 1400 Old Country Road

Westbury, NY 11590

(855) 567-7858

Andrew M. Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,299,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,299,500
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,299,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Based on 25,506,630 shares of Common Stock of Medallion Financial Corp. (the “Issuer”) outstanding as of April 22, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on May 2, 2022.

2

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Acquisitions Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,299,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,299,500
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,299,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Based on 25,506,630 shares of Common Stock of the Issuer outstanding as of April 22, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on May 2, 2022.

3

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,299,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,299,500
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,299,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,506,630 shares of Common Stock of the Issuer outstanding as of April 22, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on May 2, 2022.

4

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

David Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		80,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

80,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,506,630 shares of Common Stock of the Issuer outstanding as of April 22, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on May 2, 2022.

5

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Jonathan Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		91,600
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

91,600
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,506,630 shares of Common Stock of the Issuer outstanding as of April 22, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on May 2, 2022.

6

CUSIP No. 583928106

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by KORR Value, L.P. (“KORR Value”), KORR Acquisitions Group, Inc. (“KORR Acquisitions”), Kenneth Orr, David Orr and Jonathan Orr (collectively, the “Reporting Persons”) on March 31, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on January 3, 2022 and Amendment No. 3 filed on January 19, 2022 (“Amendment No. 3,” and together with Amendment No. 1, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”). This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,299,500 shares of Common Stock directly held by KORR Value reported herein was approximately $6,289,580. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 80,000 shares of Common Stock directly held by David Orr was approximately $418,355. Such shares of Common Stock were purchased with the personal funds of David Orr (including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 91,600 shares of Common Stock directly held by Jonathan Orr was approximately $371,478. Such shares of Common Stock were purchased with the personal funds of Jonathan Orr.

All shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On May 1, 2022, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.

Pursuant to the Cooperation Agreement and effective as of the date thereof, the Board of Directors of the Issuer (the “Board”) agreed to increase the size of the Board by one director and appoint Brent O. Hatch, the founder of the Hatch Law Group, PC and an independent director of Medallion Bank, a wholly-owned subsidiary of the Company, to the Board as a Class II director with a term expiring at the 2022 Annual Meeting to fill the resulting vacancy. The Board further agreed to create the position of Lead Independent Director and appoint Mr. Hatch thereto. The Board has agreed to nominate Mr. Hatch to be elected at the 2022 Annual Meeting, to recommend in favor of his election, and to solicit proxies in favor of his election in the same manner as all other nominees of the Board. Furthermore, the Board has agreed to promptly engage a third-party executive search firm to assist the Board in the identification of an independent director (the “Additional Independent Director”) acceptable to the Board in its sole discretion, who the Board has agreed to appoint within 180 days of the date of the Cooperation Agreement. In connection therewith, Frederick A. Menowitz, a Class I director, will retire from the Board at the earlier of the appointment of the Additional Independent Director and 180 days after the date of the Cooperation Agreement. The Board further agreed to appoint Mr. Hatch and the Additional Independent Director to the Investment Oversight Committee effective upon their respective appointment to the Board.

7

CUSIP No. 583928106

Furthermore, pursuant to the Cooperation Agreement, the Board agreed to take all necessary actions to authorize a share repurchase program that will permit the continued repurchase of shares of the Company’s common stock for an aggregate purchase price equal to $35 million. The Board has also agreed to consider in good faith authorizing increased quarterly dividends over time.

The Cooperation Agreement further includes, among other things, that the Reporting Persons shall be subject to certain customary standstill, voting commitment, non-disparagement and prohibition on litigation provisions, each subject to certain exceptions.

In addition, pursuant to the Cooperation Agreement, KORR Value has withdrawn the Nomination Notice, dated December 30, 2021, under which it nominated two director candidates for election to the Board at the Annual Meeting and its demands, dated June 30, 2021, January 18, 2022, February 28, 2022, and March 14, 2022, to inspect certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law.

The Cooperation Agreement will automatically terminate upon the earliest to occur of (i) 180 days after the date of the Cooperation Agreement if the Issuer has not appointed the Additional Independent Director by such date; (ii) 30 days before the nomination deadline for the Issuer’s 2023 annual meeting of stockholders if the Issuer fails to meet certain share repurchase and dividend milestones set forth in the Cooperation Agreement; (iii) 30 days before the nomination deadline for the Issuer’s 2025 annual meeting of stockholders if the Issuer meets certain share repurchase, dividend, or stock price milestones set forth in the Cooperation Agreement; and (iv) 30 days before the nomination deadline for the Issuer’s 2024 annual meeting of stockholders if the requirements of the foregoing clause (iii) are not fulfilled, subject to certain exceptions.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is subject to, and qualified in its entirety, by the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated to read as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based on 25,506,630 shares of Common Stock of the Issuer outstanding as of April 22, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on May 2, 2022.

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,299,500 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over the 1,299,500 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares.

8

CUSIP No. 583928106

David Orr exercises voting and investment power over the 80,000 shares of Common Stock of the Issuer directly held by him.

Jonathan Orr exercises voting and investment power over the 91,600 shares of Common Stock of the Issuer directly held by him.

(c) Transactions by the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of KORR Value in accordance with their respective limited partnership interests.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On May 1, 2022, the Reporting Persons and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

KORR Value holds American-style put options (i) referencing an aggregate of 939,200 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on May 20, 2022 and (ii) referencing an aggregate of 405,000 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on June 20, 2022.

Previously, KORR Value purchased American-style put options referencing an aggregate of 405,000 shares of Common Stock, which have an exercise price of $2.50 per share of Common Stock and expire on May 20, 2022. As set forth on Schedule A, which is incorporated herein by reference, KORR Value sold these put options and, accordingly, no longer has any exposure to such options.

Previously, KORR Value purchased American-style put options referencing an aggregate of 490,000 shares of Common Stock, which had an exercise price of $5.00 per share of Common Stock and expired on April 14, 2022.

David Orr holds American-style put options referencing an aggregate of 40,400 shares of Common Stock, which have an exercise price of $7.50 per share of Common Stock and expire on May 20, 2022.

Jonathan Orr holds American-style put options (i) referencing an aggregate of 35,200 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on May 20, 2022, (ii) referencing an aggregate of 6,300 shares of Common Stock, which have an exercise price of $7.50 per share of Common Stock and expire on May 20, 2022 and (iii) referencing an aggregate of 6,500 shares of Common Stock, which have an exercise price of $7.50 per share of Common Stock and expire on June 17, 2022.

9

CUSIP No. 583928106

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Schedule 13D is supplemented as follows:

Exhibit	Description

99.1	Cooperation Agreement, dated as of May 1, 2022, by and among Medallion Financial Corp., KORR Value L.P., KORR Acquisition Group, Inc., Kenneth Orr, David Orr and Jonathan Orr (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022).

10

CUSIP No. 583928106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 3, 2022

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

By:	/s/ Kenneth Orr

By:	/s/ David Orr

By:	/s/ Jonathan Orr

11

CUSIP No. 583928106

SCHEDULE A

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected during the past 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 3, 2022. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market.

KORR Value, L.P.

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
03/02/2022	Common Stock	400	8.4200
03/02/2022	Common Stock	500	8.6852
03/02/2022	May 20 ’22 $2.50 Put Option	(450)	0.0278
03/02/2022	May 20 ’22 $5.00 Put Option	450	0.1778
03/09/2022	Common Stock	(300)	8.5200
03/09/2022	Common Stock	(500)	8.5300
03/09/2022	Common Stock	(500)	8.5300
03/09/2022	Common Stock	(500)	8.6600
03/21/2022	Common Stock	500	9.5800
03/21/2022	Common Stock	5,000	9.5441
03/23/2022	Common Stock	900	9.2400
03/29/2022	Common Stock	100	9.1700
03/29/2022	Common Stock	100	9.1700
03/29/2022	Common Stock	100	9.1800
03/29/2022	Common Stock	100	9.1800
03/29/2022	Common Stock	1,000	9.0477
03/29/2022	Common Stock	978	9.0200
03/29/2022	Common Stock	522	9.0656
03/30/2022	Common Stock	500	8.8900
03/30/2022	Common Stock	600	8.8500
03/30/2022	Common Stock	200	8.9269
03/30/2022	Common Stock	1,400	8.7700
03/30/2022	Common Stock	800	8.7614
03/31/2022	Common Stock	500	8.7600
03/31/2022	Common Stock	500	8.6600
03/31/2022	Common Stock	500	8.6200
03/31/2022	Common Stock	500	8.6395
03/31/2022	Common Stock	716	8.6000
03/31/2022	Common Stock	28	8.6000
03/31/2022	Common Stock	500	8.6500
03/31/2022	Common Stock	1,756	8.7894
03/31/2022	Common Stock	1,000	8.6300
03/31/2022	Common Stock	500	8.6627
03/31/2022	Common Stock	2,500	8.6300
03/31/2022	Common Stock	2,500	8.5500
04/04/2022	Common Stock	500	8.6760
04/05/2022	Common Stock	600	8.6400
04/05/2022	Common Stock	1,000	8.5800
04/06/2022	Common Stock	500	8.3300
04/06/2022	Common Stock	421	8.2470
04/06/2022	Common Stock	1,000	8.2800
04/06/2022	Common Stock	1,000	8.2851
04/06/2022	Common Stock	1,800	8.2892
04/07/2022	Common Stock	279	8.2500
04/07/2022	Common Stock	500	8.2300
04/07/2022	Common Stock	900	8.2544
04/08/2022	Common Stock	500	8.1190
04/25/2022	May 20 ‘22 $2.50 Put Option	(150)	0.1310
04/25/2022	May 20 ‘22 $2.50 Put Option	(100)	0.1499
04/25/2022	May 20 ‘22 $2.50 Put Option	(200)	0.0300
04/25/2022	May 20 ‘22 $2.50 Put Option	(600)	0.0352
04/25/2022	May 20 ‘22 $2.50 Put Option	(300)	0.0500
04/25/2022	May 20 ‘22 $2.50 Put Option	(2,700)	0.0355
04/14/2022	May 20 ‘22 $2.50 Put Option	2,080	0.1500
04/25/2022	Jun 17 ‘22 $5.00 Put Option	150	0.3310
04/25/2022	Jun 17 ‘22 $5.00 Put Option	100	0.3499
04/25/2022	Jun 17 ‘22 $5.00 Put Option	200	0.2300
04/25/2022	Jun 17 ‘22 $5.00 Put Option	600	0.2352
04/25/2022	Jun 17 ‘22 $5.00 Put Option	300	0.2500
04/25/2022	Jun 17 ‘22 $5.00 Put Option	2,700	0.2355
04/13/2022	Apr 14 ‘22 5.0 $5.00 Put Option	(548)	0.0656
04/13/2022	May 20 ‘22 $5.00 Put Option	548	0.1656
04/13/2022	May 20 ‘22 $5.00 Put Option	9	0.1500
04/14/2022	May 20 ‘22 $5.00 Put Option	15	0.1500
04/14/2022	May 20 ‘22 $5.00 Put Option	2,000	0.1500

CUSIP No. 583928106

David Orr

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
04/18/2022	May 20 ‘22 $7.50 Put Option	100	0.5500
04/18/2022	May 20 ‘22 $7.50 Put Option	125	0.6000
04/18/2022	May 20 ‘22 $7.50 Put Option	75	0.5800
04/18/2022	Common Stock	(700)	7.8600
04/18/2022	Common Stock	(300)	7.8500
04/18/2022	Common Stock	(500)	7.7800
04/18/2022	Common Stock	(500)	7.7900
04/18/2022	Common Stock	(200)	7.7801
04/18/2022	Common Stock	(300)	7.7950
04/18/2022	Common Stock	(128)	7.7600
04/18/2022	Common Stock	(100)	7.7102
04/18/2022	Common Stock	(200)	7.7103
04/18/2022	Common Stock	(72)	7.7500
04/20/2022	May 20 ‘22 $7.50 Put Option	50	0.4800
04/20/2022	May 20 ‘22 $7.50 Put Option	50	0.5000
04/20/2022	May 20 ‘22 $7.50 Put Option	4	0.5000

CUSIP No. 583928106

Jonathan Orr

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
03/08/2022	May 20 ‘22 $5.00 Put Option	100	0.2000
03/08/2022	May 20 ‘22 $7.50 Put Option	25	0.8000
03/23/2022	Common Stock	200	9.1750
03/24/2022	Common Stock	300	9.2794
03/24/2022	Common Stock	100	9.1874
03/25/2022	Common Stock	200	9.5499
03/28/2022	Common Stock	200	9.4399
03/30/2022	Common Stock	200	8.7499
03/30/2022	Common Stock	200	8.8199
03/31/2022	Common Stock	200	8.6999
03/31/2022	Common Stock	100	8.7491
03/31/2022	May 20 ‘22 $7.50 Put Option	18	0.4500
03/31/2022	Common Stock	200	8.6737
03/31/2022	Common Stock	200	8.6899
03/31/2022	Common Stock	200	8.6839
03/31/2022	Common Stock	200	8.7196
03/31/2022	Common Stock	200	8.7944
04/06/2022	Common Stock	(174)	8.4000
04/06/2022	Common Stock	(202)	8.4000
04/06/2022	Common Stock	(200)	8.4000
04/07/2022	Common Stock	(300)	8.2000
04/07/2022	Common Stock	(400)	8.1700
04/07/2022	Common Stock	200	8.3000
04/08/2022	Common Stock	(500)	8.3500
04/08/2022	Common Stock	(398)	8.3000
04/08/2022	Common Stock	(304)	8.2600
04/08/2022	Common Stock	(300)	8.2500
04/08/2022	Common Stock	300	8.3000
04/08/2022	Common Stock	(300)	8.3000
04/08/2022	Common Stock	(200)	8.2201
04/08/2022	Common Stock	(200)	8.2500
04/08/2022	Common Stock	(2)	8.3200
04/13/2022	Common Stock	(303)	8.1000
04/13/2022	Common Stock	(300)	8.0941
04/13/2022	Common Stock	300	8.0901
04/13/2022	Common Stock	(97)	8.1050
04/13/2022	Common Stock	(100)	8.1100
04/19/2022	Common Stock	(500)	8.0604
04/19/2022	Common Stock	(200)	8.0699
04/20/2022	Common Stock	(500)	8.1000
04/20/2022	Common Stock	(422)	8.1000
04/25/2022	Jun 17 ‘22 $7.50 Put Option	65	0.9000